EXHIBIT 99.1

Volvo: Truck Deliveries January-October 2005

GOTEBORG, Sweden, Nov. 24, 2005 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 14% through October this year, compared with the year-earlier period. Deliveries from Mack rose 49%, while deliveries from Renault Trucks were up 5%. Deliveries from Volvo Trucks increased 12% during the period.

November 24, 2005

For the full report, see attachment!

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

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CONTACT:  Volvo
          Media Relations:

          Renault Trucks
          Bernard Lancelot
          +33 4 72 96 27 59

          Mack
          Bob Martin
          (610) 709-2670

          Volvo Trucks
          Claes Claeson
          +46 31-66 39 08

          Investor Relations:
          AB Volvo
          Fredrik Brunell
          +46 31 66 11 91

          Christer Johansson
          +46 31 66 13 34